EXHIBIT 99.1

SRIVARU Holding Limited

consolidated financial statements

For the seven months period ended October 31, 2024, and fiscal year ended March 31, 2024

Audited (expressed in United States dollars, except per share amounts)

SRIVARU HOLDING LIMITED

	October 31, 2024 ($)	March 31, 2024 ($)
ASSETS
Current assets:
Cash and cash equivalents	5,037,744	175,041
Marketable securities	21,640	13,944
Accounts receivable, net	20,707	-
Inventory	673,400	119,743
Deposits and advances	549,162	918,724
Total current assets	6,302,653	1,227,452

Property, plant and equipment, net	166,120	135,823
Non-Marketable securities	-	-
Deferred tax assets	-	-
Operating lease asset	195,140	222,884
Total long-term assets	361,260	358,707
Total assets	6,663,913	1,586,159
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	150,928	952,340
Accrued liabilities and others	451,445	165,055
Borrowings	457,135	77,962
Total current liabilities	1,059,508	1,195,357

Long-term loans	-	-
Other liabilities	478,508	498,426

Total non-current liabilities	478,508	498,426
Total liabilities	1,538,016	1,693,783

Commitments and Contingencies – See Note 11

Stockholders’ equity:

Common stock, $ 0.01 par value: 1,000,000,000 shares authorized as of October 31, 2024 (March 31, 2024; 100,000,000 shares); 548,151,509 (March 31, 2024; 37,326,731) shares issued or outstanding as of October 31, 2024.	5,523,529	415,281
Class A common stock, $0.000001 par value; 10,00,00,000 shares authorized	4	4
Additional paid-in capital	46,012,939	1,16,51,437
Profit on Consolidation	87,756	87,756
Non-Controlling Interest	(100,163)	(69,338)
Other Comprehensive income	50,604	54,295
Accumulated deficit	(46,448,772)	(12,247,059)
Total stockholders’ equity	5,125,897	(107,624)
Total liabilities and stockholders’ equity	6,663,913	1,586,159

On behalf of the Board:

“Signed”	“Signed”
CEO/Director – Mohan Ramasamy	CFO – Weng Kiat (Adron) Leow

The accompanying notes are an integral part of these consolidated financial statements.

SRIVARU HOLDING LIMITED

CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the seven months ended October 31, 2024 and FYE March 31, 2024

Audited (expressed in United States dollar)

	Seven-months ended October 31, 2024 ($)	Year ended March 31, 2024 ($)
Revenue	33,057	42,538
Cost of goods Sold	(27,894)	(35,316)
Inventory write-down	-	(262,686)
Total Cost of Revenue	(27,894)	(298,002)
Gross Profit	5,163	(255,464)
General and administrative expenses	(34,121,351)	(10,924,808)
Selling and Distribution expenses	(33,777)	(181,195)
Depreciation and Amortisation	(74,907)	(38,343)
Operating loss	(34,224,872)	(11,399,810)
Other income, net	3,468	1,330
Finance Expenses	(11,134)	(57,652)
Loss before income taxes	(34,232,538)	(11,456,132)
Income tax expense/benefit	-	(26,162)
Net loss attributable to common stockholders	(34,232,538)	(11,482,294)
Loss attributable to Common Stock holders of Parent Company	(34,201,713)	(11,427,935)
Loss attributable to to non-controlling interests	(30,825)	(54,539)

Loss per share attributable to common stockholders:
Basic & diluted	(0.30)	(4.23)
Weighted-average number of shares used in computing loss per share amounts:	113,730,700	20,763,518
Net loss attributable to common stockholders	(34,232,538)	(11,482,294)
Foreign currency translation adjustments	(5,661)	5,286
Remeasurements of the net defined benefit liability / asset, net	1,970	(2,048)
Comprehensive income	(34,236,229)	(11,479,056)
Loss attributable to Common Stock holders of Parent Company	(34,205,404)	(11,424,697)
Loss attributable to non-controlling interests	(30,825)	(54,359)

The accompanying notes are an integral part of these consolidated interim financial statements

SRIVARU HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For seven months ended October 31, 2024, and fiscal year ended March 31, 2024

 Audited (expressed in United States dollars, except number of shares)

	Number of Ordinary shares	Common Stock	Additional paid-in capital	Accumulated Deficit	Capital Reserve	Non- Controlling Interest	Other Comprehensive Income	Total Stockholders’ Equity
Balances as of April 01, 2022	19,140,849	191,408	124,682	(317,210)	87,756	5,696	4,771	97,103

Common stock issued during the year	6,849	69	24,932	-	-	-	-	25,001
Net loss	-	-	-	(654,273)	-	(20,675)	-	(674,948)
Adjustments Pertaining to Business Combination	-	-	-	-	-	-	-	-
Profit on Consolidation	-	-	-	-	-	-	-	-
Exchange gain on translation of Foreign Subsidiaries	-	-	-	-	-	-	46,286	46,286
Balances as of March 31, 2023	19,147,698	191,477	149,614	(971,483)	87,756	(14,979)	51,057	(506,558)

	Number of Ordinary shares	Common Stock	Additional paid-in capital	Accumulated Deficit	Capital Reserve	Non- Controlling Interest	Other Comprehensive Income	Total Stockholders’ Equity
Balances as of April 01, 2023	19,147,698	191,477	149,614	(971,483)	87,756	(14,979)	51,057	(506,558)

Share Subdivision during the year	(4,201,413)	-	-	-	-	-	-	-
Ordinary shares issued during the year	2,23,80,446	223,804	6,045,323	-	-		-	6,269,127
Class A ordinary shares, $0.000001 par value	-	4	-	-	-	-	-	4
Net loss	-	-	-	(11,427,935)	-	(54,359)	-	(11,482,294)
Adjustments Pertaining to Business Combination	-	-	-	152,359	-	-	-	152,359
Earnout Shares	-	-	5,456,500	-	-	-	-	5,456,500
Exchange gain on translation of Foreign Subsidiaries	-	-	-	-	-	-	5,286	5,286
Remeasurements of the net defined benefit liability / asset, net	-	-	-	-	-	-	(2,048)	(2,048)
Balances as of March 31, 2024	37,326,731	415,285	11,651,437	(12,247,059)	87,756	(69,338)	54,295	(107,624)

	Number of Ordinary shares	Common Stock	Additional paid-in capital	Accumulated Deficit	Capital Reserve	Non- Controlling Interest	Other Comprehensive Income	Total Stockholders’ Equity
Balances as of April 01, 2024	37,326,731	415,285	11,651,437	(12,247,059)	87,756	(69,338)	54,295	(107,624)

Ordinary shares issued during the year	121,074,798	1,210,748	6,589,252	-	-	-	-	7,800,000
Class A ordinary shares, $0.000001 par value	-	-	-	-	-	-	-	-
Earnout shares issued*	389,749,980	3,897,500	27,672,250	-	-	-	-	31,569,750
Shares pending for allotment	-	-	100,000	-	-	-	-	100,000
Exchange gain on translation of Foreign Subsidiaries	-	-	-	-	-	-	(5,661)	(5,661)
Remeasurements of the net defined benefit liability / asset, net	-	-	-	-	-	-	1,970	1,970
Net Loss	-	-	-	(34,201,713)	-	(30,825)	-	(34,232,538)
Balances as of October 31, 2024	54,81,51,509	5,523,533	46,012,939	(46,448,772)	87,756	(100,163)	50,604	5,125,897

*Includes 259,833,320 shares were issued to all the earnout group with 3 years of vesting period starting from 27 June 2024 as the 1st year of vesting. These shares are restricted for trading.

The accompanying notes are an integral part of these consolidated interim financial statements.

SRIVARU HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN CASH FLOWS

For the seven months ended October 31, 2024, and fiscal year ended March 31, 2024

Audited (expressed in United States dollar)

	Seven-months ended October 31, 2024	Year Ended March 31, 2024
	($)	($)
Cash flows from operating activities:
Net loss	(2,662,788)	(11,456,132)
Adjustment to reconcile net loss to net cash:
Depreciation and amortization	74,907	38,343
Advances written-off	-	175,257
Earnout Expenses	-	6,656,500
Interest on lease liability	11,134	6,867

Changes in operating assets and liabilities:
Accounts receivables, net	(20,707)	-
Inventory	(553,657)	211,805
Deposits and advances	369,562	(805,139)
Claims and advances	-	-
Accounts payable	(801,412)	948,364
Accrued and other liabilities	288,658	378,187
Net cash used in operating activities	(3,294,303)	(3,845,948)
Income Tax paid/Received	-	(26,162)
Net cash used in Operating Activities	(3,294,303)	(3,872,110)

Cash flow from investing activities:
Net sale/(purchase) of property, plant, and equipment	(77,460)	(102,994)
Investment in/sale of marketable securities/Subsidiaries	(7,696)	471
Net cash provided by/ (used in) investing activities	(85,156)	(102,523)

Cash flows from financing activities:
Issuance of equity stock through offering (net of expenses)	7,900,000	5,221,490

Repayment of Lease Liabilities	(31,350)	(18,052)
Proceeds from/Repayment of borrowings	3,79,173	(1,080,428)
Net cash provided by financing activities	8,247,823	4,123,010

Effects of exchange rate changes on cash and cash equivalents	(5,661)	5,286
Net increase/(decrease) in cash and cash equivalents	4,862,703	153,663
Cash and cash equivalents at the beginning of the period	175,041	21,378
Cash and cash equivalents at the end of the period	5,037,744	175,041
Supplementary information:
Non-cash items:
Operating leases entered during the year	-	238,860

The accompanying notes are an integral part of these consolidated interim financial statements.

SRIVARU HOLDING LIMITED

Notes to consolidated interim financial statements

Audited (expressed in United States dollars)

For the seven months ended October 31, 2024, and fiscal year ended March 31, 2024

Unless the context requires otherwise, all references in this report to “SVH,” “we,” “our” and “us” refer to SRIVARU Holding Limited.

NOTE 1 – NATURE OF OPERATIONS AND MANAGEMENT’S PLANS

SVH is an investment Company incorporated outside India. The registered office of the Company is at the offices of Amicorp Cayman Fiduciary Limited, 2nd Floor, Regatta office Park, West Bay Road, P.O. Box 10655, Grand Cayman KY1 – 1006, Cayman Islands or at such other place as the Directors may from time to time decide. The Company has invested in one subsidiary which is clean tech electric two-wheeler manufacturer and the goal is to produce the best riding automobiles for the personal commute. SVH believe that there are lots of untapped engineering talent in the country, they are starving for a greener opportunity. While SVH invent, manufacture, and sell the electric vehicles it will create lots of opportunities at all levels for the people who are truly passionate. SVM want these engineers to follow their hearts to create something useful for the larger community.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a) Principles of consolidation

The accompanying consolidated financial statements have been prepared in conformity with GAAP and reflect our accounts and operations and those of our subsidiaries in which we have a controlling financial interest. In accordance with the provisions of ASC 810, Consolidation (“ASC 810”). The consolidated financial statements include the accounts of the Company and all its subsidiaries. Intercompany accounts and transactions have been eliminated. In the opinion of the Company’s management, the consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. Transactions between the Company and its subsidiaries are eliminated in the consolidated financial statements.

b) Basis of Preparation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Business Combination/ Transaction:

On December 8, 2023 (the “Closing Date” and such closing, the “Closing”), we consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of March 13, 2023 (the “Business Combination Agreement”), by and among us, Pegasus Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”) and MOBV. As of the Closing Date, pursuant to the terms of the Business Combination Agreement, Merger Sub merged with and into MOBV (the “Merger”), with MOBV surviving the Merger as a wholly owned subsidiary of the Company (the “Business Combination”).

SVH has given effect a 0.7806 share sub-division of all the shares of SVH, par value US $0.01 (“SVH Shares”) (both issued and unissued) in accordance with section 13(1)(d) of the Companies Act (as amended) of the Cayman Islands and the applicable provisions of the Governing Documents (as defined in the Merger Agreement) of SVH (the “Stock Split”), such that the number of outstanding SVH Shares immediately prior to the Effective Time (excluding the Escrowed Earnout Shares (as defined in the Merger Agreement) issued in conjunction with the Stock Split) is 14,946,286.

Exchange Consideration:

Each MOBV Share (except for the Excluded Shares, as defined below) was automatically converted as of the Effective Time into the right to receive the Per Share Consideration and each of the MOBV Warrants has automatically become a SVH Warrant and all rights with respect to MOBV Shares underlying the MOBV Warrants have automatically converted into rights with respect to SVH Shares and thereupon assumed by the SVH. The Excluded Shares refer to any MOBV Public Shares (a) held in the treasury of MOBV, (b) otherwise held by MOBV or (c) for which a public shareholder of MOBV has demanded that MOBV redeem.

Each issued and outstanding share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Company, which constitutes the only outstanding share of capital stock of the Surviving Company.

Each Excluded Share was surrendered and cancelled and has cease to exist and no consideration was be delivered exchange therefor.

Accounting for the Transaction:

SVH is both the legal and accounting acquirer as the shares of MOBV will convert into the right to receive SVH Shares (the “Per Share Consideration”) and MOBV has legally become SVH’s wholly owned subsidiary as a result of the merger with Merger Sub.

The Transaction will be accounted for as an asset acquisition. MOBV does not qualify as a Business per ASC 805-10-55-3A. Since the acquisition is based on a monetary exchange, and most of the assets of MOBV are marketable securities in the Trust Account, the fair value of the assets is the more evident value. The liabilities assumed are all of short-term nature which are deemed to be at fair value. As such the fair value of the consideration given, in this case the transaction costs incurred, one to one share exchange and the Earn Out consideration should be allocated using the relative fair value approach based on the net asset value acquired from MOBV. Given the nature of the assets acquired and liabilities assumed from MOBV, an allocation of the transaction costs and Earnout consideration cannot be made to the net assets acquired. Accordingly, an immediate charge to operations would be recognized for the difference between the relative value allocated to the earnout and the fair value, as well as for the value of the transaction costs.

Exchange agreement

The Exchange Agreement does provide the Company with the obligation to purchase the SVM shares for cash. “Cash Exchange Payment” means with respect to a particular Call Exchange for which the Company has elected to make a Cash Exchange or a particular Put Exchange for which the Shareholder has elected to receive a Cash Exchange Payment: The terms both a call and a put option with same strike price and exercise dates applied and have a fixed redemption price. As such the Exchange Agreement should be classified as a liability under ASC 480 and the NCI removed from equity with the subsidiary reported at 100% by the parent.

Earnout shares

Pursuant to the Merger Agreement, certain shareholders of SVH (the “Pre-Closing Company Shareholders”) and certain shareholders of SVM India (the “Other SVM India Stockholders” and together with the Pre-Closing Company Shareholders, the “Earnout Group”) are entitled to receive their Pro Rata Portion (as defined in the Merger Agreement) of up to 25,000,000 SVH Shares (the “Earnout Shares”).

Earn Out Share payments are within the scope of ASC 480. The Company agreed to issue 25,000,000 Earn Out Shares over a three-year period based on Vehicle Sales Revenue earned at each year, or in the aggregate for the three years. However, the number of shares to be delivered can vary based on the discretion of the Company Board to waive the applicable Vehicle Sales Revenue trigger and release all or any portion of the Earnout shares available, accordingly a liability will be record for the fair value of the Earn Out shares.

At the Extraordinary General Meeting of Shareholders (the “Meeting”) of the Company convened at June 27, 2024, shareholders approved the amendment to the agreement to permit the Issuance of Earnout Shares (as defined below) without the occurrence of Milestone Events (as defined in the Merger Agreement) (the “Amendment of the Earnout Agreement”). Pursuant to the amendment, the Escrow Shares (as defined in that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 13, 2023, by and among the Company, Mobiv Acquisition Corp, and Pegasus Merger Sub Inc.) shall be released to the Earnout Group (as defined in the Merger Agreement) immediately, but subject to vesting in three equal tranches each year over a three-year period (each year a “Vesting Period”) with 1st vesting amount effective from approval of this EGM, regardless of the lack of occurrence of Milestone Events. The Earnout Group shall receive the Escrow Shares multiplied by the weighted average exchange ratio of 15.59 per Escrow Share to reflect the Company’s additional share issuances at the Closing of the Business Combination (as defined in the Merger Agreement) and, if the Reverse Share Split and Share Consolidation are implemented, subsequently divided by the consequent number in the final RS Ratio (for example, 15 for an RS Ratio of 1:15) as determined by the Board of Directors to reflect the effect of the Reverse Share Split and Share Consolidation on the number of ordinary shares on issue. Therefore, the Earnout Group shall receive a total of as low as 25,983,334 if the Reverse Share Split and Share Consolidation are implemented (at an RS Ratio of 1:15) and 389,750,000 Earnout Shares if the Reverse Share Split and Share Consolidation are not implemented (the “Earnout Shares”) (the “Issuance of Earnout Shares”).

The Company amended its Memorandum of Association to increase its authorized share capital to US$10,000,000, comprising of 1,000,000,000 ordinary shares of US$0.01 par value with effect on August 2, 2024. The amendment was approved by special resolution of the shareholders at the extraordinary general meeting on June 27, 2024, and subsequently implemented by the board of directors.

Pursuant to the Extraordinary General Meeting of Shareholders (the “Meeting”) of the Company convened at June 27, 2024, the Company’s shareholders approved the release of Earnout Shares to the Earnout Group, without the occurrence of Milestone Events (as defined in the Merger Agreement dated March 13, 2023) and a pro rata increase in the number of Earnout Shares in proportion to certain issuances of shares made by the Company in advance of the closing of the Business Combination. The Merger Agreement was subsequently amended on September 12, 2024, to provide for the vesting of the Earnout Shares in three tranches as follows: 129,916,660 immediately; 129,916,660 on June 27, 2025; and 129,916,660 on June 27, 2026.

c) Going Concern:

The Company assesses and determines its ability to continue as a going concern in accordance with the provisions of ASC Subtopic 205-40, “Presentation of Financial Statements—Going Concern”, which requires the Company to evaluate whether there are conditions or events that raise substantial doubt about its ability to continue as a going concern.

The company is in the process of expanding its manufacturing facility in India and has therefore not yet achieved profitability. The Company expects to continue to incur significant operating and net losses and negative cash flows from operations in the near future.

For the seven months ended/year ended October 31, 2024, and March 31, 2024, the Company incurred net losses of $34.23 million and $11.5 million, respectively. As of October 31, 2024, the Company’s cash and cash equivalents totalled $5.04 million. As of July 1, 2024, the Company had entered into an additional financing such as Committed Equity Financing Facility (the “CEFF”) with investors to purchase up to $25,000,000 of the Company’s ordinary shares par value $0.01 per share over a three-year period (the “CEFF Financing”). Pursuant to this arrangement, the Company on July 2, 2024, has received USD 1 million. The equity and the credit facility serve to minimize ongoing liquidity requirements and ensure the Company’s ability to sustain its operations. Furthermore, the Company intends to raise additional funds through private placement subject to market conditions. Please refer to Note 16, “Subsequent Event,” for further information.

The Company estimates that its current cash and cash equivalents balance with working capital and equity investment is sufficient to support operations beyond the twelve months following the date these consolidated financial statements and footnotes were issued. These estimates are based on assumptions that may prove to be wrong, and the Company could use its available capital resources sooner than it currently expects.

d) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Management believes that the estimates and assumptions used in the preparation of the financial statements are prudent and reasonable. Significant estimates and assumptions are generally used for, but not limited to allowance for uncollectible accounts receivable; sales returns; normal loss during production; inventory write-downs; future obligations under employee benefit plans; the useful lives of property, plant, equipment; intangible assets; valuations; impairment of goodwill and investments; recoverability of advances; the valuation of options granted, and warrants issued; and income tax and deferred tax valuation allowances, if any. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Critical accounting estimates could change from period to period and could have a material impact on SVH’s results, operations, financial position, and cash flows. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

e) Revenue recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

ASC 606 prescribes a 5-step process to achieve its core principle. The Company recognizes revenue from trading, rental, or product sales as follows:

I. Identify the contract with the customer.

II. Identify the contractual performance obligations.

III. Determine the amount of consideration/price for the transaction.

IV. Allocate the determined amount of consideration/price to the contractual obligations.

V. Recognize revenue when or as the performing party satisfies performance obligations.

The consideration/price for the transaction (performance obligation(s)) is determined as per the agreement or invoice (contract) for the services and products in the automobile segment. Refer to Note 14 - “Revenue Recognition.”

f) Cost of Revenue

Our cost of revenue includes costs associated with labor expense, components, manufacturing overhead, and outbound freight for our products division.

g) Earnings/(Loss) per Share

Basic net loss per share attributable to common stockholders is computed by dividing the net loss by the number of weighted-average outstanding common shares. Diluted net loss per share attributable to common stockholders is determined by giving effect to all potential common equivalents during the reporting period, unless including them yields an antidilutive result.

The weighted average number of shares outstanding for the seven-month period ended October 31, 2024 and year ended March 31, 2024, used for the computation of basic earnings per share (“EPS”) is 113,730,700 and 20,763,518 respectively.

h) Income taxes

The Company accounts for income taxes under the asset and liability method, in accordance with ASC 740, Income Taxes, which requires an entity to recognize deferred tax liabilities and assets. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. A valuation allowance is established and recorded when management determines that some or all of the deferred tax assets are not likely to be realized and therefore, it is necessary to reduce deferred tax assets to the amount expected to be realized.

In evaluating a tax position for recognition, management evaluates whether it is more-likely-than-not that a position will be sustained upon examination, including resolution of related appeals or litigation processes, based on technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, the tax position is measured and recognized in the Company’s financial statements as the largest amount of tax benefit that, in management’s judgment, is greater than 50% likely of being realized upon settlement. As of October 31, 2024, there was no significant liability for income tax associated with unrecognized tax benefits.

i) Accounts receivable

We make estimates of the collectability of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer creditworthiness, and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required. We had $ 20,707 accounts receivable, net of provision for doubtful debt of $ NIL as of October 31, 2024 (March 31, 2024; $ Nil).

j) Cash and cash equivalents

For financial statement purposes, the Company considers all highly liquid debt instruments with maturity of three months or less, to be cash equivalents. The Company maintains its cash in bank accounts in India. The cash and cash equivalents in the Company on October 31, 2024 was approximately $ 5.04 million (March 31, 2024; $ 0.18 million).

k) Short-term and long-term investments

Our policy for short-term and long-term investments is to establish a high-quality portfolio that preserves principal, meets liquidity needs, avoids inappropriate concentrations, and delivers an appropriate yield in relationship to our investment guidelines and market conditions. Short-term and long-term investments consist of corporate, various government agency and municipal debt securities, as well as certificates of deposit that have maturity dates that are greater than 90 days. Certificates of deposit are carried at cost which approximates fair value. Available-for-sale securities: Investments in debt securities that are classified as available for sale shall be measured subsequently at fair value in the statement of financial position.

Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs. Where the Company’s ownership interest is in excess of 20% and the Company has a significant influence, the Company has accounted for the investment based on the equity method in accordance with ASC Topic 323, “Investments – Equity method and Joint Ventures.” Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of operations and its share of post-acquisition movements in accumulated other comprehensive income / (loss) is recognized in other comprehensive income / (loss). Where the Company does not have significant influence, the Company has accounted for the investment in accordance with ASC Topic 321, “Investments-Equity Securities.”

As of October 31, 2024, investment in marketable securities is valued at fair value and investment in non-marketable securities with ownership less than 20% is valued at cost as per ASC Topic 321, “Investments-Equity Securities.”

l) Property, plant, and equipment (PP&E)

Property and equipment are recorded at cost net of accumulated depreciation and depreciated over their estimated useful lives using the Written down value method.

Upon retirement or disposition, cost and related accumulated depreciation of the property and equipment are de-recognized, and any gain or loss is reflected in the results of operation. Cost of additions and substantial improvements to property and equipment are capitalized. The cost of maintenance and repairs of the property and equipment are charged to operating expenses as incurred.

m) Fair value of financial instruments

ASC 820, “Fair Value Measurement” defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying amounts of the Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to the nature of the items. Please refer to Note 15, “Fair value of financial instruments,” for further information.

n) Concentration of credit risk and significant customers

Financial instruments, which potentially expose the Company to concentrations of credit risk, are primarily comprised of cash and cash equivalents, investments, accounts receivable and unbilled accounts receivable, if any. The Company places its cash, investments in highly rated financial institutions. The Company adheres to a formal investment policy with the primary objective of preservation of principal, which contains credit rating minimums and diversification requirements. Management believes its credit policies reflect normal industry terms and business risk. The Company does not anticipate non-performance by the counterparties and, accordingly, does not require collateral. During Fiscal 2024, sales were spread across customers in India and the credit concentration risk is low.

o) Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. We record associated legal fees as incurred. Information regarding our commitments and contingencies is incorporated by reference in Note 11, “Commitments and contingencies” of these financial statements.

p) Impairment of long – lived assets

The Company reviews its long-lived assets, with finite lives, for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. Such circumstances include, though are not limited to, significant or sustained declines in revenues or earnings, future anticipated cash flows, business plans and material adverse changes in the economic climate, such as changes in operating environment, competitive information, and impact of changes in government policies. For assets that the Company intends to hold for use, if the total of the expected future undiscounted cash flows produced by the assets or subsidiary company is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. For assets, the Company intends to dispose of by sale, a loss is recognized for the amount by which the estimated fair value less cost to sell is less than the carrying value of the assets. Fair value is determined based on quoted market prices, if available, or other valuation techniques including discounted future net cash flows. Unlike goodwill, long-lived assets are assessed for impairment only where there are any specific indicators for impairment.

q) Inventory

Inventory is valued at the lower of cost or net realizable value, which is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

Inventory consists of raw materials, finished goods related to manufacture of Electronic vehicles. Inventory is primarily accounted for using the weighted average cost method. Primary costs include raw materials, packaging, direct labor, overhead, shipping and the depreciation of manufacturing equipment. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance, and property taxes.

Electronic Vehicles are measured at net realizable value, with changes recognized in profit or loss only when the Vehicle:

- has a reliable, readily determinable, and realizable market value;

- has relatively insignificant and predictable costs of disposal; and

- is available for immediate delivery.

Abnormal amounts of idle facility expense, freight, handling costs, scrap, discontinued products and wasted material (spoilage) are expensed in the period they are incurred.

r) Foreign currency translation

the Company operates in India, Cayman Islands and a substantial portion of the Company’s financials are denominated in the Indian Rupee (“INR”). As a result, changes in the relative values of the U.S. Dollar (“USD”), or the INR affect financial statements.

The accompanying financial statements are reported in USD. The INR is the functional currencies for subsidiary of the Company. The translation of the functional currencies into U.S. dollars is performed for assets and liabilities using the exchange rates in effect at the balance sheet date and for revenues and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders’ equity.

	Period end/Year End Average Rate				Period end/Year End Rate
Period	(P&L rate)				(Balance sheet rate)
Period ended October 31, 2024	INR	83.7312	Per	USD	INR	84.0886	Per	USD

Year ended March 31, 2024	INR	82.7954	Per	USD	INR	83.3739	Per	USD

s) Leases

Lessee Accounting

The Company adopted ASU 2016-02 during the Fiscal year 2024. The standard establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. In connection with the adoption, the Company will elect to utilize the modified retrospective presentation whereby the Company will continue to present prior period financial statements and disclosures under ASC Topic 840. In addition, the Company will elect the transition package of three practical expedients permitted within the standard, which eliminates the requirements to reassess prior conclusions about lease identification, lease classification and initial direct costs. Further, the Company will adopt a short-term lease exception policy, permitting us to not apply the recognition requirements of this standard to short-term leases (i.e., leases with terms of 12 months or less), and an accounting policy to account for lease and non-lease components as a single component for certain classes of assets.

Under ASU 2016-02 (Topic 842), lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of October 31, 2024 (March 31, 2024: $ Nil).

The Company categorizes leases at their inception as either operating or finance leases. On certain lease agreements, the Company may receive rent holidays and other incentives. The Company recognizes lease costs on a straight-line basis without regard to deferred payment terms, such as rent holidays, that defer the commencement date of required payments. Please refer to Note 8, “Leases,” for further information.

t) Recently issued and adopted accounting pronouncements

Changes to U.S. GAAP are established by the Financial Accounting Standards Board (“FASB”) in the form of accounting standards updates (“ASUs”) to the FASB’s Accounting Standards Codification. The Company considers the applicability and impact of all ASUs. Accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

NOTE 3 – INVENTORY

	As of October 31, 2024 ($)	As of March 31, 2024 ($)
Raw Materials*	624,277	89,878
Work in Progress	-	-
Finished Goods	49,123	29,865
Total	673,400	119,743

* During Fiscal 2024, the Company written-off $263 thousand of inventory on account of compliance with the revised Automotive Industry Standards (AIS)-156 and AIS-038 regulations issued by the Govt of India w.r.t EV batteries and also expiration of Prana 1.0 license. These charges were recorded in Cost of Revenue in the consolidated statements of operations.

NOTE 4 – DEPOSITS AND ADVANCES

	As of October 31, 2024 ($)	As of March 31, 2024 ($)
Prepaid expense and other current assets	372,701	535,021
Advance to Suppliers	176,461	383,703

Total	549,162	918,724

Prepaid and other current assets include approximately $ 239 thousand (March 31, 2024: 73 thousand) Good and Service tax credit for seven-months period ended October 31, 2024. The Advances to suppliers primarily relate to advances to suppliers of component suppliers in the Vehicle manufacturing segment and also towards supply of capital equipment.

NOTE 5 – PROPERTY, PLANT, AND EQUIPMENT

	As of October 31, 2024 ($)	As of March 31, 2024 ($)
Computer & Software & Accessories	61,083	56,964
Electrical Fittings	6,389	6,389
Furniture & Fittings	37,504	36,606
Office Equipment	12,329	10,804
Plant & Machinery	167,508	102,879
Vehicle	5,599	5,599
Lease Hold Improvements	24,624	19,458
Translation difference	1,916	793
Total Gross Value	316,952	239,492
Less: Accumulated depreciation	(150,832)	(103,669)
Total Property, plant and equipment, net	166,120	135,823

The depreciation expense in October 31, 2024 and Fiscal 2024, amounted to approximately $47 thousand and $38 thousand, respectively. The net increase in total Property, Plant & Equipment is primarily due to investment in new plant & machinery which is offset by depreciation and foreign exchange translations.

NOTE 6 – INVESTMENTS IN MARKETABLE SECURITIES

	As of October 31, 2024 ($)	As of March 31, 2024 ($)
Other Bank balances	21,640	13,944
Total	21,640	13,944

(i)	Other bank balances represent the fixed deposits maintained by the Company with the Banks in India which has maturity of more than 3 months as at the year end.

NOTE 7 – CLAIMS AND ADVANCES

	As of October 31, 2024 ($)	As of March 31, 2024 ($)
Refundable taxes (1)	-	-

Total	-	-

(1)	The balance represents Tax deducted by the Vendors/ Suppliers which will be refunded to the Company upon filing of income tax return for the respective year.

NOTE 8 – LEASES

The Company has short-term leases primarily consisting of spaces with the remaining lease term being less than or equal to 12 months. The total short- term lease expense and cash paid for Fiscal 2024 is approximately $ 6 thousand (March 31, 2024; $ 43 thousand). The Company also has two operating leases as of October 31, 2024.

In December 2023, the Company entered into a lease agreement with a lease term of 5 years starting from December 1, 2023. The annual lease expense is approximately $18 thousand with escalation of 3 % every year. The lease contract does not contain any material residual value guarantees or material restrictive covenants. The lease does not provide a readily determinable implicit rate. Therefore, the Company discounts lease payments based on an estimate of its incremental borrowing rate.

Operating lease assets and lease liabilities for our operating leases were recorded in the consolidated balance sheet as follows:

	As of October 31, 2024 ($)	Year Ended March 31, 2024 ($)
Assets
Operating lease asset	195,140	222,884
Total lease assets	195,140	222,884

Liabilities
Current liabilities:
Accrued liabilities and others (current portion – operating lease liability)	39,457	36,361
Non-current liabilities:
Operating lease liability (non-current portion – operating lease liability)	168,002	191,314
Total lease liability	207,459	227,675

Supplemental cash flow and non-cash information related to leases is as follows:	Seven-month ended October 31, 2024 ($)	Year Ended March 31, 2024 ($)
Cash paid for amounts included in the measurement of lease liabilities
–Financing cash flows from operating leases	31,350	18,052
Right-of-use assets obtained in exchange for operating lease obligations	-	-

As of October 31, 2024, the following table summarizes the maturity of our lease liabilities:

Mar-25	16,145
Mar-26	42,529
Mar-27	49,401
Mar-28	57,048
Mar-29	42,336
Total Lease liabilities	207,459

NOTE 9 – ACCRUED LIABILITIES AND OTHERS

	As of October 31, 2024 ($)	As of March 31, 2024 ($)
Compensation and other contributions	360,687	82,368
Other current liability	41,974	42,832
Advance from customers	9,327	3,494
Operating lease liability	39,457	36,361
Total – Current	451,445	165,055
Statutory reserve*	10,506	7,112
Other current liability	300,000	300,000
Operating lease liability – non-current	168,002	191,314
Total – non-current	478,508	498,426

Compensation and other contribution related liabilities consist of accrued salaries to employees. Other current liability also includes $ 24 thousand of dealer deposits received from various dealers as of March 31, 2024 (March 31, 2024: $ 14 thousand).

* The statutory reserve is a gratuity reserve for employees in our subsidiaries in India.

NOTE 10 – LOANS AND OTHER LIABILITIES

Short-term loans:

As of October 31, 2024, the Company has the following loans:

a)	Loan from the related Party is taken from directors of the Company. These loans are unsecured and are repayable on demand.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. There are no such matters that are deemed material to the financial statements as of October 31, 2024 (March 31, 2024: Nil).

Exchange Agreements.

At the Closing, certain shareholders of SRIVARU Motors Private Limited , a private limited company organized under the laws of India and a majority-owned subsidiary of SVH (“SVM India”) will enter into exchange agreements (the “Exchange Agreements”) with SVH, pursuant to which, among other things, such shareholders of SVM India will have a right to transfer one or more of the shares owned by them in SVM India to SVH in exchange for the delivery of SVH Shares or cash payment, subject to the terms and conditions set forth in the Exchange Agreements.

Nasdaq Delisting Determination and Appeal

On July 24, 2024 and July 30, 2024, we received Staff Delisting Determination letters (the “Determinations”) from Nasdaq setting forth a determination to delist our Ordinary Shares from Nasdaq as a result of our failure to regain compliance with each of their rules with respect to (i) minimum Bid Price of $1.00, (ii) minimum Market Value of Publicly Held Shares of $15,000,000, and (iii) a minimum Market Value of Listed Securities of $50,000,000. we submitted a request for a hearing before a Hearings Panel (the “Panel”) to appeal the Determinations. The hearing request was accepted by Nasdaq and the hearing is scheduled for September 5, 2024. On August 15, 2024, we submitted the written appeal with supporting points to provide six months extension to regain compliance. The hearing request will stay the delisting of our Ordinary Shares and warrants until a determination is made by the Panel. The Ordinary Shares will continue to trade on Nasdaq pending the outcome of the hearing before the Panel.

We addressed the ongoing non-compliance matters before the Panel on September 5, 2024, and requested additional time to cure the deficiency. On September 18, 2024, we received a letter from the Office of the General Counsel of Nasdaq notifying us that the Nasdaq Hearing Panel (the “Panel”) had granted our request for continued listing on Nasdaq for a limited time to pursue our plan to regain compliance with the Nasdaq listing requirements (the “Plan”). The Panel is requiring us fulfill the below requirements by November 14, 2024:

● Submitting a public filing and financial statements that confirm the Company meets Nasdaq’s shareholder equity requirements; and

● Providing detailed income projections for the next 12 months, including all underlying assumptions.

If the Company is able to demonstrate compliance with the stockholders’ equity standard by November 14, 2024, the Panel will consider granting the Company additional time to complete a reverse share split, if necessary to meet the Nasdaq’s minimum bid price requirement.

During this period, we are also required to notify Nasdaq promptly of any significant developments. The Panel has reserved the right to withdraw this exception if any such developments impact the feasibility of the Company’s continued listing. If our Ordinary Shares were to be delisted by Nasdaq, the market liquidity of our Ordinary Shares could be adversely affected and the market price of our Ordinary Shares could decline, even though such Ordinary Shares may continue to be traded “over-the-counter”.

NOTE 12 – FAIR VALUE OF FINANCIAL INSTRUMENTS

As of October 31, 2024, the Company’s marketable securities consist of liquid funds, which have been classified as Level 1 of the fair value hierarchy because they have been valued using quoted prices in active markets. The Company’s cash and cash equivalents have also been classified as Level 1 on the same principle. Financial instruments are classified as current if they are expected to be liquidated within the next twelve months. The Company’s remaining investments have been classified as Level 3 instruments as there is little or no market data. Level 3 investments are valued using cost-method.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of October 31, 2024, and March 31, 2024, and indicates the fair value hierarchy of the valuation techniques the Company used to determine such fair value:

	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
October 31, 2024

Cash and cash equivalents:	5,037,744	-	-	5,037,744
Total cash and cash equivalents	5,037,744	-	-	5,037,744

Investments:
Marketable securities	21,640	-	-	21,640
Total Investment	21,640	-	-	21,640

	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
March 31, 2024

Cash and cash equivalents:	175,041	-	-	175,041
Total cash and cash equivalents	175,041	-	-	175,041

Investments:
Marketable securities	13,944	-	-	13,944
Total Investment	13,944	-	-	13,944

NOTE 13 – INCOME TAXES

The Company calculates its provision for Income tax based on the current tax law Prevailing in India. Due to the Company’s history of losses, there is no income tax liability accrued in the books during the current year and the previous year.

The significant components of deferred income tax expense/(benefit) from operations for each of the Seven-months ended October 31, 2024 and year ended March 31, 2024 are approximated as following:

Deferred income taxes	Seven-months ended October 31, 2024 ($)	As of March 31, 2024 ($)

Net deferred tax asset	-	-
Valuation allowance	-	-

A valuation allowance is recognized against deferred tax assets when, based on the consideration of all available positive and negative evidence using a more likely than not criteria, it is determined that all or a portion of these tax benefits may not be realized. This assessment requires consideration of all sources of taxable income available to realize the deferred tax asset including taxable income in prior carry-back years, future reversals of existing temporary differences, tax planning strategies and future taxable income exclusive of reversing temporary differences and carryforwards. The Company incurred losses on a cumulative basis for the two-years period, which is considered to be significant negative evidence. The positive evidence considered in support was insufficient to overcome this negative evidence. As a result, the Company established a full valuation allowance for its net deferred tax asset in the amount of Nil as of October 31, 2024 (March 31, 2024: Nil thousand).

RESULTS OF OPERATIONS

NOTE 14 – REVENUE

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, discounts, sales incentives, goods & service tax. The Company recognizes revenue when the amount of revenue and its related cost can be reliably measured and it is probable that future economic benefits will flow to the entity and degree of managerial involvement associated with ownership or effective control have been met for each of the Company’s activities. Revenue includes revenue related to domestic sales of vehicles, spare parts, and accessories that meet the definition of a performance obligation under Accounting Standards Codification (“ASC”) 606, Revenue with Contract with Customers (“ASC 606”).

Net sales disaggregated by significant products and services for years ended is as follows:

	Seven-months ended October 31, 2024	Year ended March 31, 2024
Vehicle Manufacturing
Vehicle Sales (1)	29,822	28,986
Others	3,235	13,552

Total	33,057	42,538

(1) Revenue from Sales of Vehicle represents sale of Electronic Bikes to Authorized dealers in and around India.

NOTE 15 – SEGMENT INFORMATION

FASB ASC 280, “Segment Reporting” establishes standards for reporting information about reportable segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group (“CODM”), in deciding how to allocate resources and in assessing performance. The CODM evaluates revenues and gross profits based on product lines and routes to market. Based on our integration and Management strategies, we operate in one reportable segment which is vehicle manufacturing. There are no other significant reportable segments.

NOTE 16 – SUBSEQUENT EVENTS

There are no significant subsequent events to reported as at the Reporting date.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Controls and Procedures

There were no changes in and disagreements with accountants on accounting and financial disclosures.

(a) Evaluation of disclosure controls and procedures

Our Management maintains disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) that are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to Management, including our Chief Executive Officer and Principal Financial Officer (our principal executive officer and principal financial officer, respectively), as appropriate, to allow for timely decisions regarding required disclosure.

Our Management, including the Chief Executive Officer and Principal Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to ensure that the information required to be disclosed in the reports filed or submitted by us under the Exchange Act was recorded, processed, summarized and reported within the requisite time periods and that such information was accumulated and communicated to our Management, including our Chief Executive Officer and Principal Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

(b) Changes in internal control over financial reporting

Our Management, including our Chief Executive Officer and Principal Financial Officer, evaluated our “internal control over financial reporting” as defined in Exchange Act Rule 13a-15(f) to determine whether any changes in our internal control over financial reporting occurred during Fiscal 2024, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there were no changes in our internal control over financial reporting during Fiscal 2024, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting

Other Information

None.